Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

June 27, 2006

Property tax bill unchanged at $31 million despite appeals

Vancouver, BC – At $31 million, Catalyst Paper’s 2006 property tax bill remains virtually unchanged from last year – a sign that some BC municipalities are still ignoring the stifling effect of high industrial taxes on business competitiveness, innovation and reinvestment plans.

Catalyst continues to spearhead the call for government action on the tax issue, citing figures that show it pays twice as much per tonne of product in property tax than the North American average. The problem has grown more acute as municipal mill rates and tax bills have not come down to reflect permanent reductions in production capacity at several mills.

In past months the damaging impact of high industrial taxation was noted in reports by the Fraser Institute, BC Chamber of Commerce, BC Progress Board, C.D. Howe Institute and the Business Council of British Columbia. The C.D. Howe study published in February 2006 called for municipal limits on the property taxes on business and greater reliance on residential property taxation and user fees.

“Our taxes are out of line with other parts of North America; they’re not even competitive with other parts of BC,” says Russell J. Horner, president and chief executive officer. “The irony is that municipalities put their own future at risk when they subsidize the true cost of services to all residents by relying so heavily on one tax class. Those that don’t fix this will see capital investment go elsewhere.”

Despite repeated appeals for fair treatment, taxes rose in four Catalyst operating communities and for the Vancouver head office. Only Powell River, which pledged in 2003 to cut mill taxes by $1 million over five years, reduced its bill to the company.

Property taxes paid by Catalyst division	2006	2005
Crofton (North Cowichan)	$8.3 M	$8.0 M
Elk Falls (Campbell River)	$8.1 M	$8.1 M
Paper Recycling (Coquitlam)	$1.3 M	$1.3 M
Port Alberni	$7.4 M	$7.4 M
Powell River	$6.1 M	$6.3 M
Vancouver	$167 K	$160 K

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:
Lyn Brown
Vice-President, Corporate Affairs and Social Responsibility
604-654-4212